UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2025

Jan F. van Eck
President and Chief Executive Officer
VanEck Avalanche ETF
666 Third Avenue, 9th Floor
New York, NY 10017

Re: VanEck Avalanche ETF
Registration Statement on Form S-1
Filed March 14, 2025
File No. 333-285831

Dear Jan F. van Eck:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
2. Please tell us the status of the exchange's plans to submit an application under Rule 19b-4, and revise your disclosure throughout the prospectus as appropriate. Please be advised that we may have additional comments once the Rule 19b-4 application is filed.
3. We note you include inconsistent disclosure throughout regarding the Trust's staking plans. For example purposes only, on pages 2 and 77 you disclose that the Trust "will employ its AVAX in Staking Activities," on the Cover Page and page 1 you disclose that the "Sponsor may, from time to time, stake a portion of the Trust’s assets," and on page 3 you disclose that "[t]he Trust will not employ its AVAX in Staking Activities and accordingly will not earn any form of staking rewards or income of any kind,

from Staking Activities." Please consistently disclose whether and to what extent the Trust has plans to stake its AVAX.

4. We note that you provide various facts and figures as of December 31, 2023. For example purposes only, please refer to the information provided on pages 13, 28, 34, 70 and 71. Please revise your disclosure throughout to update.

Prospectus Summary
AVAX and the Avalanche Network
The AVAX Token, page 3

5. Please expand your disclosure here and under the “Creation of New AVAX” heading on page 73 to provide a materially complete description of the initial creation of AVAX, as well as current trends in the availability, circulating supply, staked supply, and the price of AVAX. Please also discuss the market cap of AVAX relative to other crypto assets.

The MarketVector AVAX Benchmark Rate, page 4

6. We note your disclosure that the Trust will value its Shares daily based on the reported MarketVector™ Avalanche Benchmark Rate. As we are unable to locate an index with this name, please direct us to publicly available information about this index or please revise to correct the name of the index as applicable.

7. We note your disclosure throughout and under this heading that the Index's underlying trading platforms are sourced from the "industry leading CCData Centralized Exchange Benchmark review report." As we are unable to locate this report, please direct us to publicly available information on this report or please revise to correct the name of the report as applicable.

Custody of the Trust's Assets
The Additional AVAX Account, page 8

8. Please provide disclosure describing the Additional AVAX Account, its purpose, and function. Additionally, disclose whether the AVAX Custodian will also be the custodian for the Additional AVAX Account. If there will be an Additional AVAX Custodian, identify the entity and describe their responsibilities. In this regard we note your disclosure throughout the Risk Factors and Glossary of Defined Terms sections of your Prospectus.

Risk Factors
Risks Associated with AVAX And The Avalanche Network
The Value Of The Shares Depends On The Development And Acceptance Of The Avalanche Network..., page 14

9. We note your disclosure in the third bullet on page 15 that bugs, defects and flaws in the source code have "disrupted normal Avalanche network, Avalanche Client, or DApp and smart contract operations or disabled related functionality for users, exposed users' personal information and/or resulted in the theft of users' digital assets." Please expand to describe all such material events or provide an illustrative example if no such events were material.

The Avalanche Blockchain Could Be Vulnerable To Attacks on Transaction Finality and Consensus Processes..., page 20

10. We note your disclosure on page 72 under "Forms of Attack Against the Avalanche Network." Please expand to disclose the denial of service attack that disrupted the Avalanche Network on September 14, 2021.

Regulatory Risk
Digital Asset Markets In The United States Exist In A State Of Regulatory Uncertainty..., page 49

11. Please update your risk factor discussion to include recent legislative and regulatory developments. Please make corresponding revisions to your disclosure under "Regulation of Avalanche and Government Oversight" beginning on page 74.

A Determination That AVAX Or Any Other Digital Asset Is A "Security" May Adversely Affect The Value Of AVAX..., page 51

12. We note your statements in this risk factor and on page 54 related to whether AVAX "is determined to be a security" for purposes of the federal securities laws. Please revise these statements to add after the phrase "determined to be" the phrase "offered and sold as." Also, please make corresponding revisions throughout this risk factor and elsewhere in your Prospectus as appropriate. In addition, please update your disclosure in this risk factor where applicable.
13. We note your statement that "for so long as the Sponsor believes there to be good faith grounds to conclude that the Trust's AVAX is not a security..." Please revise to disclose your internal policies and procedures for analyzing whether AVAX is offered and sold as a "security" within the meaning of Section 2(a)(1) of the Securities Act and disclose the risks of such internal policies and procedures, including that such policies and procedures are risk-based judgments made by the Sponsor and not a legal standard or determination binding on any regulatory body or court.

AVAX, AVAX Market, AVAX Exchanges and Regulation of AVAX
Creation of New AVAX
Proof-of-Stake Process, page 73

14. Please expand your disclosure to identify the specific proof-of-stake consensus mechanism that Avalanche employs and describe the process.

The Trust's Service Providers, page 92

15. Once you have entered into material agreements with the Trust's service providers, please revise to disclose the material terms of each of these agreements, including the term of each agreement and the termination provisions of each agreement.

United States Federal Income Tax Consequences
Taxation of the Trust, page 123

16. We note the statement here that "the remainder of this discussion assumes that the Trust is classified as a grantor trust for U.S. federal income tax purposes." Elsewhere in the document the tax classification of the trust is blank. Please tell us, and revise

your disclosure for consistency, whether you intend for the trust to be classified as a grantor trust for U.S. federal income tax purposes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Clifford R. Cone, Esq.